UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

CONSORTEUM HOLDINGS INC.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

21032R 10 8
(CUSIP Number)

PETER RICKERBY
2900 John Street, Suite 202, Markham, Ontario  L3R 5G3, 416-565-7309
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

JUNE 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   21032R 10 8

1.      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons  (entities only).

         PETER RICKERBY

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)

3.      SEC Use Only

_________________________________________________________

4.      Source of Funds (See Instructions)

         Shares received through a share exchange transaction.

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A

6.      Citizenship or Place of Organization

         Canadian

Number of Shares	7.	Sole Voting Power:	All have sole voting power
Beneficially Owned by	8.	Shared Voting Power:
Each Reporting	9.	Sole Dispositive Power:
Reporting Person with	10.	Shared Dispositive Power:

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

         4,165,000

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

13.    Percent of Class Represented by Amount in Row (11)

         8.9%

14.    Type of Reporting Person (See Instructions)

         IN

Item 1.       Security and Issuer

Common Stock of Consorteum Holdings Inc.

Item 2.       Identity and Background.

Peter Rickerby, 21820-46th Avenue, Langley, British Columbia, V4A 3J6
Peter Rickerby -  Retired, 21820-46th Avenue, Langley, British Columbia, V4A 3J6

The above-named person has not been convicted in a criminal proceeding nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result therefore was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities law or finding any violation with respect to such laws during the last five years.  Mr. Peter Rickerby is a Canadian citizen.

Item 3.       Source and Amount of Funds or Other Considerations.

Shares were received as a result of a share exchange transaction.

Item 4.       Purpose of Transaction

Shares were received as a result of a share exchange transaction.

Item 5.       Interest in Securities of the Issuer.

All holders have the sole power to vote.

Holdings	# of shares	Percentage

Peter Rickerby	4,165,000	8.9%

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.       Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2009

/s/ JP Rickerby